Exhibit 99.9

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

“Continuous Disclosure Obligations”

Item 1             Names of the Parties to the Transaction

Hydrogenics Corporation (formerly 7188501 Canada Inc.) (“New Hydrogenics”) Algonquin Power & Utilities Corp. (formerly Hydrogenics Corporation) (“Old Hydrogenics”)

Algonquin Power Income Fund (“Algonquin Power”)

Item 2             Description of the Transaction

On October 27, 2009, New Hydrogenics completed a non-dilutive financing transaction (the “Transaction”) which involved: (i) a plan of arrangement (the “Plan of Arrangement”) between New Hydrogenics, Old Hydrogenics and Old Hydrogenics’ wholly-owned subsidiaries, Stuart Energy Systems Corporation (“Stuart Energy”) and Hydrogenics Test Systems Inc. (“Test Systems”); and (ii) take-over bids pursuant to which Old Hydrogenics made offers to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power (the “Offers”).

Pursuant to the Plan of Arrangement, which was completed on October 27, 2009, Old Hydrogenics, Stuart Energy and Test Systems transferred substantially all of their respective assets and liabilities to New Hydrogenics and the existing class of common shares of Old Hydrogenics were redeemed for common shares in the capital of New Hydrogenics. New Hydrogenics has substantially all of the same assets, liabilities, directors, management and employees as Old Hydrogenics had previous to the Transaction, except for certain tax attributes that remain behind, and Old Hydrogenics shareholders have become shareholders of New Hydrogenics. Pursuant to the Offers, unitholders of Algonquin Power have exchanged their Units for a new class of common shares of Old Hydrogenics (“New Common Shares”), and debentureholders of Algonquin Power have exchanged their convertible debentures for convertible debentures of Old Hydrogenics or New Common Shares, which has resulted in, among other things, unitholders of Algonquin Power becoming shareholders of Old Hydrogenics and Algonquin Power becoming a subsidiary entity of Old Hydrogenics.  Old Hydrogenics has been renamed “Algonquin Power & Utilities Corp.” and New Hydrogenics continues the Hydrogenics business as “Hydrogenics Corporation”.

Subject to the final approval of the Toronto Stock Exchange (the “TSX”) and NASDAQ Global Market (“NASDAQ”), respectively, the common shares of New Hydrogenics will trade on the TSX under the symbol “HYG” and on NASDAQ under the symbol “HYGS”.  The existing certificates for Old Hydrogenics common shares represent common shares of New Hydrogenics.

Item 3             Effective Date of the Transaction

October 27, 2009

Item 4             Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

New Hydrogenics has become a reporting issuer and Old Hydrogenics continues as a reporting issuer.

Item 5             Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

New Hydrogenics:       December 31, 2009.

Item 6             Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

New Hydrogenics:       Year-ended December 31, 2009.

Item 7             Documents filed under NI  51-102 that describe the transaction and where they can be found in electronic format

Copies of the following documents are available under Old Hydrogenics’ profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

•      Management Proxy Circular of Old Hydrogenics dated June 25, 2009 with the Plan of Arrangement attached as Appendix F thereto.

Copies of the following documents are available under Algonquin Power’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

•      Take-over Bid Circular of Old Hydrogenics for units of Algonquin Power dated September 21, 2009.

•      Take-over Bid Circular of Old Hydrogenics for convertible debentures of Algonquin Power dated September 21, 2009.

Copies of the following documents are available under New Hydrogenics’ profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

•      Material Change Report of New Hydrogenics dated October 27, 2009.

•      Support Agreement between Old Hydrogenics, the trustees of Algonquin Power and New Hydrogenics dated June 11, 2009.

•      Divestiture Agreement between Old Hydrogenics, Stuart Energy, Test Systems and New Hydrogenics dated October 27, 2009.

•      Indemnity Agreement between Old Hydrogenics and New Hydrogenics dated October 27, 2009.